

March 1, 2018

Andrew Lacko
Executive Vice President and Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, MN 55439

> **Re: Regis Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2017**
> **Filed August 23, 2017**
> **10-Q for the Quarterly Period Ended December 31, 2017**
> **Filed February 1, 2018**
> **File No. 001-12725**

Dear Mr. Lacko:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Note 5. Income Taxes, page 11

1. We note your disclosure in the last paragraph on page 11 that the tax law change allows for the indefinite carryforward of NOLs arising in tax years ending after December 31, 2017. Please explain to us how this tax law change enabled you to partially release your valuation allowance on deferred tax assets, as it appears that the deferred tax assets arose prior to December 31, 2017. Also, tell us the amount of the tax benefit for the partial release the valuation allowance. In addition, explain to us the reason why you recorded $7.6 million of tax benefit, exclusive of the $68.9 million benefit, due to the Tax Act and the resulting partial release of the Company's valuation allowance..

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at (202) 551-3415 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

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